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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Month Ended                         Commission file number
              February 28, 2005                                  0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                          Form 40-F
                            ------                                 ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                               No   X
                                                              -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):      N/A .
                                                  -----


                           Total number of pages is 3


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                              SAND TECHNOLOGY INC.



By letter dated February 1, 2005, the staff of Nasdaq notified Sand Technology Inc. (the "Company") that it had not regained compliance with Marketplace Rule 4310(c)(4) requiring a minimum bid price of $1.00 by January 31, 2005. As previously reported, by letter dated August 2, 2004 (the "Initial Notice"), the staff had provided the Company with the opportunity to regain compliance with the minimum bid price requirement by January 31, 2005. However, the staff has now provided the Company with a second additional compliance period of 180 days, or until July 28, 2005, to regain compliance. While the Initial Notice contemplated that a third additional compliance period after July 28, 2005 would be available under the NASDAQ pilot rules then in effect, that third period is no longer available under NASDAQ rule changes effective at the beginning of this year.


Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SAND TECHNOLOGY INC.




                                     /S/ ARTHUR RITCHIE
                                     -------------------------------------------
February 7, 2005                     Arthur Ritchie
                                     Chairman of the Board, President,
                                     and Chief Executive Officer



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